3/29/2002


02007208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37685

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fidelity Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 W. Flamingo Road, Suite 2200
(No. and Street)

Las Vegas, NV 89103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deanna Matthews (702) 871-8510
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piercy, Bowler, Taylor & Kern, CPAs
(Name — *if individual, state last, first, middle name*)

95 Jones Plaza, Suite 1000, 6100 Elton, Las Vegas, NV 89107
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/2002

FIDELITY FINANCIAL GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

Public Copy

	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 86,894	$ 93,134
Accounts receivable	4,166	4,072
Other	2,322	
	93,382	97,206
Property and equipment, net of accumulated depreciation	48,245	49,879
Other assets	5,227	5,329
	$ 146,854	$ 152,414
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 6,931	$ 3,525
Accrued expenses	9,758	8,399
	16,689	11,924
Stockholder's equity		
Common stock, $100 par, 2,500 shares authorized, 1,000 shares issued and outstanding	100,000	100,000
Retained earnings	30,165	40,490
	130,165	140,490
	$ 146,854	$ 152,414

See notes to financial statements.